FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2011

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

YPF Sociedad Anónima

TABLE OF CONTENTS

Item

1	English translation of letter to the Buenos Aires Stock Exchange / National Securities Commission of Argentina dated May 6, 2011

TRANSLATION

Buenos Aires, May 6, 2011

To the
Buenos Aires Stock Exchange
National Securities Commission of Argentina

Ref.: Relevant approvals Board of Directors

In order to fulfill the requirements of Buenos Aires Stock Exchange Rules, we inform you that the Company’s Board of Directors approved, at its meeting held on May 4, 2011, the following statements:

•       The issuance of Class V negotiable obligations for an amount of A.R.$100,000,000 (one hundred million Argentine pesos) under our U.S.$ 1 billion Global Negotiable Obligations Program, which was authorized by the National Securities Commission by resolution No. 15,896, dated on June 5th, 2008, and by the Shareholders’ General Ordinary and Extraordinary Meeting held on January 8, 2008. Therefore, the Boards approval include the possibility of upgrade Class V issuance amount up to A.R.$ 300,000,000 (three hundred million Argentine pesos), provided that the final amount to be issued will be informed by a notice to the National Securities Commission of Argentina and published in the Daily Gazzette of the Buenos Aires Stock Exchange;

•       Upon requirement from the shareholder, Repsol YPF S.A, the Boards approved to undertake the necessary arrangements, through officers duly  authorized at said meeting, to proceed with the public offer of up to 11.799.384 ordinary shares Class “D”, which account for three per cent (3%) of  the existing capital stock and votes, to be made in the Argentine Republic by Repsol YPF S.A., Repsol YPF Capital, S.L. and Caveant S.A. (jointly “Repsol YPF Group”).

Sincerely yours.

By YPF S.A.

                                                 GUILLERMO REDA
                                                  Market relations officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: May 6, 2011	By:	/s/ Guillermo Reda
	Name:	Guillermo Reda
	Title:	Chief Financial Officer